December 8, 2004

By EDGAR and Federal Express

Abby Adams, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

         RE: Schedule TO/13E-3 of BCM Acquisition Corp. filed October 13, 2004, as amended by Amendment No. 1 filed November 15, 2004

Dear Ms. Adams:

On behalf of BCM Acquisition Corp. and its shareholders, Buck A. Mickel, Charles
C. Mickel and Minor Mickel Shaw (the "Mickel siblings"), we are responding to the comments received from the staff of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the "Commission") with respect to the captioned filing in a letter dated November 30, 2004. BCM and the Mickel siblings have today filed with the Commission Amendment No. 2 to the Schedule TO/13E-3 with a revised Offer to Purchase only for the Commission's review. For your convenience, we are sending you a hard copy of this letter and the Schedule TO/13E-3 amendment and a copy of the Offer to Purchase, blacklined against the version filed on November 15, by Federal Express.

We have reproduced the text of the comments below, followed by our clients' responses, which we have been authorized to make on their behalf. All references to page numbers and captions correspond to the revised, blacklined Offer to Purchase.

OFFER TO PURCHASE
-----------------
SPECIAL FACTORS, PAGE 9
-----------------------

         BACKGROUND, PAGE 9

1. WE NOTE YOUR RESPONSE TO COMMENT 3. IN ADDITION, WE NOTE THAT MICKEL SIBLINGS ARE TWO OF THE FIVE BOARD MEMBERS AND CONTROLLED THE DECISION REGARDING WHICH BOARD MEMBERS AND MEMBERS OF MANAGEMENT WILL CONTINUE WITH THE COMPANY AFTER THE TRANSACTION. WE ALSO NOTE THAT THE BOARD, ALONG WITH THE MICKEL SIBLINGS, BEGAN CONSIDERING A GOING PRIVATE TRANSACTION IN LATE 2003, AS DISCLOSED ON PAGE 9. ABSENT FURTHER ANALYSIS FROM YOU, IT APPEARS THAT THE COMPANY IS ENGAGED IN THE TRANSACTION AND SHOULD COMPLY WITH RULE 13E-3.

         Response: We continue to believe that RSI is not engaged in this transaction for purposes of Rule 13e-3 for the reasons set forth in our response letter dated November 15, 2004. To clarify, despite the close relationship between the Mickel siblings and RSI (given the Mickel positions as supermajority shareholders, creditors, two of the five (now four) directors, and officers, including Buck Mickel's position as President and CEO), RSI's board of directors is not the Mickels' alter ego.


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Securties and Exchange Commission
December 8, 2004
Page 2

         C.C. Guy and Charles Bolt, who passed away in November 2004, comprised two of the board's five members in the time leading up to the Mickel siblings' decision to make the offer. They had no relationship with RSI other than their positions as directors (except that Michael Bolt, Charles Bolt's son, became president of RSI's sole operating subsidiary in July 2004, as disclosed in the Offer to Purchase as originally filed on October 13, 2004). RSI's compensation to C.C. Guy and Charles Bolt is minimal: during the fiscal year ended August 31, 2004, they each received $100 per month in consulting fees and no separate compensation for their service as directors or committee members. As indicated in our response letter dated November 15, 2004, director compensation is not anticipated to change following completion of the offer and the merger.

         A third director, Joe Ogburn (who is also RSI's Secretary and Chief Financial Officer), is tendering his shares in the offer rather than contributing them to BCM with the Mickel siblings, and the transaction will not lead to any additional compensation or enhanced position for him. In short, during the time leading up to the Mickel siblings' decision to effect a tender offer, three of RSI's five directors had interests independent of those of the Mickel siblings.

         As we highlighted in our prior response letter, the RSI board of directors has never made any recommendation or taken any substantive action with respect to a going-private transaction other than to establish a special committee to consider and obtain a fairness opinion on the Mickel siblings' going-private proposal of August 16, 2004. In addition, any decisions the board might make are not equivalent to decisions by the Mickel siblings - the non-Mickel directors can and presumably would reach their own individual conclusions in their capacity as RSI board members rather than rubber-stamping any Mickel proposal. Accordingly, while the Mickel siblings exert substantial power over RSI, especially in their capacity as supermajority shareholders and as creditors, the decisions of the Mickels should not be attributed to RSI's board.

         We also wish to clarify that the RSI board's "consideration" of a going-private transaction, as described in the section of the Offer to Purchase entitled "Special Factors - Background - Background of the Offer", did not amount to initiation or approval of a going-private transaction. We have revised the disclosure in this section to clarify that this "consideration" primarily consisted of Buck Mickel's raising the topic of going private and the RSI board's discussion of it.

2. IF THE FILING PERSONS ARE AWARE OF THE RESULTS OF THE FINANCIAL ADVISOR'S SEPTEMBER 28, 2004 OPINION, PLEASE REVISE TO DISCLOSE THE RESULTS.

         Response: We have revised the disclosure on page 13 to provide that the filing persons were aware that the financial advisor concluded in his written opinion that the offering price was fair, from a financial point of view, to RSI's unaffiliated shareholders.


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Securties and Exchange Commission
December 8, 2004
Page 3

         PURCHASER'S POSITION REGARDING THE FAIRNESS OF THE OFFER, PAGE 14
         -----------------------------------------------------------------

3. WE NOTE YOUR RESPONSE TO COMMENT 8. REVISE THE BACKGROUND SECTION TO DISCLOSE WHEN THE PARTIES DETERMINED THE AMOUNT OF CONSIDERATION TO OFFER AND THE PROCESS BY WHICH THE PARTIES MADE THIS DETERMINATION. IN DOING SO, PLEASE IDENTIFY THE PERSONS INVOLVED IN THIS DECISION, WHO FIRST SUGGESTED THE AMOUNT OF CONSIDERATION AND WHEN AND THE AMOUNT OF CONSIDERATION THAT WAS FIRST SUGGESTED. IF THE AMOUNT CHANGED OVER TIME, DISCLOSE THE NEGOTIATION PROCESS. IN ADDITION, IT APPEARS THAT YOU SHOULD DISCLOSE THE LETTER SENT BY THE MICKEL SIBLINGS TO THE BOARD ON AUGUST 13, 2004.

         Response: We have revised the disclosure on page 11 to provide that Buck Mickel proposed, and the three Mickel siblings considered and agreed upon, the $0.10 offering price in early August 2004, including a summary of Buck Mickel's basis for the initial determination that $0.10 was fair. We have reproduced the Mickel siblings' letter as part of the disclosure.

EXCHANGE ACT REGISTRATION, PAGE 14

4. WE NOTE YOUR RESPONSE TO COMMENT 10. REVISE THE DOCUMENT TO HIGHLIGHT AND EXPLAIN WHICH SECTIONS THE COMPANY WILL RELY ON TO TERMINATE THEIR REGISTRATION UNDER SECTION 12(G) AND 15(D), TO MORE FULLY EXPLAIN THE REQUIREMENTS UPON WHICH YOU RELY. FOR EXAMPLE, YOU HAVE NOT DISCLOSED THE ASSET REQUIREMENT. FURTHERMORE, CLARIFY WHICH REQUIREMENTS WOULD CEASE IMMEDIATELY AND WHICH WOULD CONTINUE FOR 90 DAYS AFTER FILING A FORM 15. ALSO EXPLAIN HOW THE PROVISIONS UPON WHICH YOU RELY TO SUSPEND YOUR SECTION 15(D) REPORTING REQUIREMENTS DIFFER FROM THE REQUIREMENTS OF RULE 13E-3. IN ADDITION, PLEASE DESCRIBE THE IMPLICATIONS OF THESE DIFFERENCES, SUCH AS THE COMPANY'S DUTY TO MONITOR THE NUMBER OF SECURITY HOLDERS AND ASSETS, ETC. ALSO, PLEASE REVISE THIS SECTION AND THE SECTION ADDRESSING THE EFFECTS OF THE OFFER TO CLARIFY THE EFFECT OF THE CONTEMPLATED BACK-END MERGER ON THE REGISTRATION, WHICH, IT APPEARS, WILL REDUCE THE NUMBER OF SHAREHOLDERS BELOW 300.

         Response:  We have revised the disclosure accordingly at page 16.

RSI FINANCIAL PROJECTIONS, PAGE 15
----------------------------------

5. WE NOTE YOUR RESPONSE TO COMMENT 11. REVISE TO DISCLOSE THE ASSUMPTIONS UNDERLYING THE PROJECTIONS DISCLOSED HERE AND TELL US WHAT CONSIDERATION THE FILING PERSONS HAVE GIVEN TO PROVIDING A RECONCILIATION OF THE PROJECTIONS TO GAAP. SEE REGULATION G.

         Response: We have revised the disclosure at pages 20-21 to provide additional detail about the assumptions underlying the projections, and we have clarified that the projections were based on GAAP.


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Securties and Exchange Commission
December 8, 2004
Page 4

CERTAIN INFORMATION CONCERNING RSL, PAGE 26
-------------------------------------------

6. WE NOTE YOUR RESPONSE TO COMMENT 21 AND REISSUE THE COMMENT IN PART. YOU CONTINUE TO STATE THAT THE INFORMATION FROM RSI "IS QUALIFIED IN ITS ENTIRETY BY REFERENCE [TO PUBLICLY AVAILABLE INFORMATION]."

         Response: We have revised the disclosure on page 33 to provide that the information should be read in conjunction with RSI's publicly available information rather than being qualified by it.

CONDITIONS OF THE OFFER, PAGE 32
--------------------------------

7. WE REISSUE COMMENT 27. PLEASE REVISE THE LAST SENTENCE OF THIS SECTION TO CLARIFY THAT YOU MAY NOT ASSERT THESE CONDITIONS ONCE THE OFFER HAS EXPIRED.

         Response:  We have revised the disclosure on page 38 accordingly.

STATE TAKEOVER LAWS, PAGE 35
----------------------------

8. WE NOTE YOUR RESPONSE TO COMMENT 28. REVISE THE DOCUMENT TO BRIEFLY EXPLAIN THE FILING PERSONS' ABILITY TO AVOID THE APPLICATION OF THE LAW BY PRICING THE OFFER IN ACCORD WITH THE STATUTE, AND WHY THE FILING PERSONS DO NOT BELIEVE THAT OPTION IS AVAILABLE OR, ALTERNATIVELY, WHY THEY HAVE NOT CHOSEN TO USE THAT OPTION. ALSO REVISE TO CLARIFY WHAT EFFECT THIS STATUTE MAY HAVE ON THE TENDER OFFER, PROPOSED MERGER AND OTHER TRANSACTIONS CONTEMPLATED IN THIS DOCUMENT IF IT WERE INTERPRETED AGAINST THE FILING PERSONS. PLEASE REVISE THE SUMMARY TERM SHEET AND THE SECTION ADDRESSING THE EFFECTS OF THE OFFER TO HIGHLIGHT THIS UNCERTAINTY.

         Response: We have revised the disclosure on pages 2, 19 and 40 accordingly.

FEES AND EXPENSES, PAGE 36
--------------------------

9. WE NOTE FROM THE DISCLOSURE ADDED IN RESPONSE TO COMMENT 29 THAT RSI WILL INCUR $17,000 IN FINANCIAL ADVISOR FEES. PLEASE CLARIFY WHETHER THE FINANCIAL ADVISOR CHARGED OR WILL CHARGE A FEE FOR ITS SECOND OPINION.

         Response: We have revised the disclosure on page 41 to clarify that $17,000 represents the total cost of the opinion. We advise you supplementally that there is only one opinion, originally engaged for the special committee of RSI's board and later engaged by RSI's board on behalf of the unaffiliated shareholders.


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Securties and Exchange Commission
December 8, 2004
Page 5


SCHEDULE B - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
---------------------------------------------------------------------------

10. WE NOTE YOUR RESPONSE TO COMMENT 31; HOWEVER, IT IS UNCLEAR HOW YOU HAVE CALCULATED THE BENEFICIAL OWNERSHIP OF RSI SHARES HELD BY BCM AND ITS CONTROL PERSONS. PLEASE ADVISE.

         Response: We have revised the disclosure to eliminate the pro forma stock ownership information for BCM in the first columns and to add a column showing pro forma ownership (including percentages) for all persons in the table giving effect to the proposed contribution of RSI shares by the Mickel siblings.

If you have any questions or comments, please call the undersigned at (864) 242-8203. Thanks very much.

Very truly yours,

/s/ Lawson M. Vicario

Lawson M. Vicario
(864) 242-8203
lvicario@wyche.com

cc:      Buck A. Mickel
         Eric Amstutz

Enclosures